UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2005	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News release dated May 25, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  _____May 25, 2005                     Signed: _____”Sean Tetzlaff”

__________

Sean Tetzlaff

CFO and Corporate Secretary

NEWS RELEASE 05-14

May 25, 2005

FRONTEER CLOSES $4.1 MILLION FINANCING

All dollar amounts in this news release are expressed in Canadian dollars

Fronteer Development Group Inc. (“Fronteer”) (FRG–TSX; FTDGF-OTCBB) is pleased to announce that it has closed its private placement financing raising gross proceeds of $4,125,000.

Pursuant to the financing, Fronteer issued 1,500,000 flow-through common shares (the “Shares”) at a price of $2.75 per Share.

The agent (the “Agent”) was paid a cash commission of $247,500 and 120,000 compensation options.  Each compensation option entitles the Agent to acquire one Share of Fronteer at an exercise price of $3.00 until November 25, 2006.

All securities issued pursuant to this offering are subject to a hold period expiring September 26, 2005.

Proceeds of the offering will be used for exploration expenditures in Canada that qualify as Canadian Exploration Expenses as defined in the Income Tax Act (Canada) and will be renounced for the 2005 taxation year.  Upon completion of this financing, Fronteer has 46,713,734 shares issued and outstanding and approximately $26 million in cash.

Fronteer is a mineral exploration company focused on Discovery Stage gold and uranium projects in Canada, Turkey and Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO & Corporate Secretary

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to a U.S. person, as such term is defined in Regulation S under the U.S. Securities Act,  unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.